Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

February […], 2017

VIA EDGAR TRANSMISSION

Ms. Allison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:          Manager Directed Portfolios (the “Trust”)
Securities Act Registration No: 333-133691
Investment Company Act Registration No: 811-21897
Hood River Small-Cap Growth Fund (S000012813)

Dear Ms. White:

This amendment is being filed under Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of January 27, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 31 to its registration statement, filed on behalf of its series, the Hood River Small-Cap Growth Fund (the “Fund”).  PEA No. 31 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on December 19, 2016 for the purpose of registering new Retirement Class shares of the Hood River Small-Cap Growth Fund.  The Trust is filing this PEA No. 33 under Rule 485(a) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.  The Trust has enclosed a separate correspondence in order to request an accelerated effective date for this filing.

For your convenience in reviewing the Trust’s response, each of your comments is included in bold typeface and immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

General Comments

1.	Staff Comment: Please update the EDGAR series and class identifiers for the Retirement Shares of the Fund when the ticker symbol is available.

Response:  The Trust responds by undertaking to make the requested update to the EDGAR series and class identifiers to include the ticker symbol for the Retirement Shares when it becomes available.

Prospectus – Summary Section – Fees and Expenses of the Fund

2.
Staff Comment: The Staff notes that the Fund has included a line item for Acquired Fund Fees and Expenses in the table.  If investment in other investment companies is a principal investment strategy of the Fund, please update the Fund’s principal investment strategies and principal risks disclosures in the Summary Section to address investments in other investment companies.

Response:  The Trust responds by adding the following disclosure to the section entitled “Principal Investment Strategies” in the Summary Section:

“The Fund may invest in the securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder.”

The Trust further responds by adding the following disclosure to the section entitled “Principal Risks” in the Summary Section:

“Other Investment Companies Risk:  You will indirectly bear fees and expenses charged by underlying investment companies in addition to the Fund’s direct fees and expenses.  As a result, your cost of investing in the Fund will be higher than the cost of investing directly in the underlying investment company shares.”

3.
Staff Comment: If the expense limitation arrangement described in footnote 3 to the table is subject to recoupment by the investment adviser, please describe the terms of the adviser’s ability to recoup previously waived fees or reimbursed expenses in the footnote.

Response:  The Trust responds by stating supplementally that the expense limitation arrangement described in footnote 3 to the table is not subject to recoupment by the investment adviser.

Prospectus – Summary Section – Principal Risks

4.	Staff Comment: Consider adding boldface or underlined headings preceding each risk factor to aid in readability.

Response:  The Trust responds by making the requested revision.

Prospectus – Additional Information About Principal Investment Strategies

5.
Staff Comment: If investment in other investment companies is a principal investment strategy of the Fund, as suggested by the disclosure in the first sentence of the fifth paragraph in this section, please add appropriate disclosure to the discussion of principal investment strategies and principal risks in the Summary Section.  If not, please remove the disclosure from this section.

Response:  The Trust responds by adding the disclosures set forth in response to Comment 2 above to the Summary Section.

6.
Staff Comment: With respect to the statement in this section that the Fund “…may overweight or underweight certain industries and sectors…” please clarify against what the Fund may be overweight or underweight.

Response:  The Trust responds by revising the appropriate disclosure to clarify that the Fund may be overweight or underweight as compared to its benchmark index, the Russell 2000® Growth Index.

Prospectus – Redemption of Shares – In-Kind Redemptions

7.	Staff Comment: With respect to in-kind redemptions, please add disclosure stating that securities received will be subject to market risk until sold, and may incur brokerage fees when sold.

Response:  The Trust responds by making the requested revision.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios